Exhibit 99.23

NWT URANIUM CORP.
PROXY

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
JUNE 30, 2009

THIS PROXY IS SOLICITED BY THE MANAGEMENT OF
NWT URANIUM CORP.

The undersigned shareholder of NWT Uranium Corp. (the “Corporation”) hereby nominates, constitutes and appoints Mr. John P. Lynch (the President and Chief Executive Officer of the Corporation) or failing him, Mr. Raphael Y. Danon (the Chief Financial Officer of the Corporation) or failing either of them, ________________________, as nominee of the undersigned, with power of substitution, to attend and vote for and on behalf of the undersigned at the annual and special meeting of shareholders of the Corporation to be held on the 30th day of June, 2009 and at any adjournment thereof, to the same extent and with the same power as if the undersigned were personally present at the said meeting or such adjournment thereof and, without limiting the generality of the power hereby conferred, the nominees are specifically directed to vote the shares represented by this proxy as indicated below.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED OR WITHHELD FROM VOTING IN ACCORDANCE WITH THE INSTRUCTIONS OF THE SHAREHOLDER ON ANY BALLOT THAT MAY BE CALLED FOR, AND WHERE A CHOICE IS SPECIFIED, WILL BE VOTED OR WITHHELD FROM VOTING AS DIRECTED. WHERE NO CHOICE IS SPECIFIED, THIS PROXY WILL CONFER DISCRETIONARY AUTHORITY AND WILL BE VOTED IN FAVOUR OF THE RESOLUTIONS REFERRED TO HEREUNDER.

This proxy also confers discretionary authority to vote in respect of any amendments or variations to the matters identified in the notice of meeting or any other matter which may properly come before the meeting and in such manner as such nominee in his judgment may determine.

A SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON TO ATTEND AND ACT FOR HIM AND ON HIS BEHALF AT THE MEETING OTHER THAN THE PERSONS DESIGNATED IN THIS FORM OF PROXY. SUCH RIGHT MAY BE EXERCISED BY FILLING THE NAME OF SUCH PERSON IN THE BLANK SPACE PROVIDED AND STRIKING OUT THE NAMES OF MANAGEMENT'S NOMINEES, OR BY COMPLETING ANOTHER PROPER FORM OF PROXY AND, IN EITHER CASE, DEPOSITING THE PROXY AS INSTRUCTED BELOW.

To be valid, this proxy must be received by Equity Transfer & Trust Company before 9:00 a.m. (Toronto time) on June 26, 2009 or delivered to the chairman on the day of the meeting or adjournment thereof. Proxies may be returned to Equity Transfer & Trust Company either (i) by mail or in person at 200 University Avenue, Suite 400, Toronto, Ontario, Canada M5H 4H1, or (ii) fax at (416) 361-0470.

The nominees are directed to vote the shares represented by this proxy as follows:

1.	to Vote For _____or Withhold From Voting _____ in respect of the election of directors proposed by management;

2.	to Vote For _____or Withhold From Voting _____in respect of the appointment of MSCM LLP as auditor of the Corporation and to authorize the board of directors to fix its remuneration;

3.

to Vote For _____or Vote Against ______the confirmation of the Corporation's Stock Option Plan, as most particularly described in the Management Information Circular accompanying this form of proxy; and

4.

at the nominee's discretion to vote upon any amendments or variations to matters specified in the notice of the annual and special meeting or upon any other matters as may properly come before the annual and special meeting or any adjournment thereof.

THE SHARES REPRESENTED BY THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN ON ANY VOTE OR BALLOT CALLED AT THE ANNUAL AND SPECIAL MEETING. UNLESS A SPECIFIC INSTRUCTION IS INDICATED, SAID SHARES WILL BE VOTED FOR CONFIRMATION AND/OR APPROVAL OF THE MATTERS SPECIFIED IN ITEMS 1, 2 AND 3, EACH OF WHICH ARE SET FORTH IN THE ACCOMPANYING MANAGEMENT INFORMATION CIRCULAR, RECEIPT OF WHICH IS HEREBY ACKNOWLEDGED.

This proxy revokes and supersedes all proxies of earlier date.

DATED this _______ day of____________________________, 2009.

PRINT NAME: ___________________________________________

SIGNATURE:  ___________________________________________

NOTES:

1.

This proxy must be signed by the shareholder or his attorney duly authorized in writing, or if the shareholder is a corporation, by the proper officers or directors under its corporate seal, or by an officer or attorney thereof duly authorized.

2.	A person appointed as nominee to represent a shareholder need not be a shareholder of the Corporation.
3.	If not dated, this proxy is deemed to bear the date on which it was mailed on behalf of the management of the Corporation.
4.

Each shareholder who is unable to attend the annual meeting is respectfully requested to date and sign this form of proxy and return it to Equity Transfer & Trust Company using the self-addressed envelope provided or fax to 416-361- 0470.